UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File No.  1-15168

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Ceridian Corporation
Full Name of Registrant

N/A
Former Name if Applicable

3311 East Old Shakopee Road
Address of Principal Executive Office (Street and Number)

Minneapolis, Minnesota 55425
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Ceridian Corporation (the “Company”) has restated its consolidated financial statements for the years 1999 through 2003 and for the first quarter of 2004 (the “Restatement”).  The determination to restate these financial statements was made as a result of an investigation directed by the Audit Committee of the Company’s Board of Directors (the “Audit Committee Investigation”) which examined, among other things, the Company’s policies and practices for the capitalization of software development costs, the timing of amortization of capitalized software development costs and the accuracy and timeliness of accruing for costs and expenses.  During the review and investigation of these items, the Company determined that certain other adjustments and reclassifications were required to the Company’s consolidated financial statements.  Also, as previously disclosed, following consultation with KPMG LLP, the Company’s independent registered public accountants, the Company determined that it was necessary to make certain additional corrections to the Company’s consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.  The changes related to a determination that the Company’s interest rate and fuel price derivative contracts did not satisfy the requirements of Statement of Financial Accounting Standards No. (“FAS”) 133, “Accounting for Derivative Instruments and Hedging Activities” and as such, did not qualify for hedge accounting treatment.  These changes have been reflected in the Company’s consolidated financial statements as part of the Restatement, together with the other changes made as a result of the Audit Committee Investigation.

Following completion of the Restatement, the Company filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2005 (i) an amendment on Form 10-K/A to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, (ii) an amendment on Form 10-Q/A to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, (iii) a Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 and (iv) a Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

Due to the time necessary to complete the restatement of prior period financial statements and related filings with the SEC, to implement the remedial actions taken and being taken by the Company as a result of the Audit Committee Investigation, to complete its annual assessment of intangible assets and goodwill, and to complete its evaluation of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company was not able to complete its consolidated financial statements for the fourth quarter of 2004 or for the fiscal year ended December 31, 2004 and meet the filing deadline of March 16, 2005 for the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Douglas C. Neve	(952)	853-3322
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company has not yet completed its financial statements for the fourth quarter of 2004 or for the fiscal year ended December 31, 2004, the Company announced on March 17, 2005 that, as a result of reviewing its long-lived assets, it must accelerate the amortization of a trademark asset in 2004.  This will increase 2004 amortization expense by approximately $41 million.  Previously issued financial statements for the first three quarters in 2004 will require restatement.  Furthermore, the Company anticipates, based on preliminary data, that (1) the fourth quarter of 2004 will be negatively impacted by a previously announced charges of $7.4 million relating to a change in accounting for derivative instruments and $28.5 million for sale of certain customer relationships and other assets associated with its SourceWeb payroll platform; and (2) its effective income tax rate will decrease in 2004 principally due to the effects of the previously mentioned items.  There may be other significant changes in results of operations from the corresponding periods in addition to the foregoing that the Company has not been able to reasonably estimate because the Company has not yet completed its financial statements for the fourth quarter or fiscal year ended December 31, 2004.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The statements regarding the Company contained in this report that are not historical in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “ likely,” “expects,” “anticipates,” “estimates,” “believes” or “plans,” or comparable terminology, are forward-looking statements.  Forward-looking statements are based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in these forward-looking statements.  Important factors known to the Company that could cause such material differences are identified and discussed from time to time in the Company’s filings with the Securities and Exchange Commission, including matters arising from the SEC investigation, the change in SVS revenue recognition policy, the change in accounting treatment for derivative instruments, the investigation directed by the Audit Committee, the pending shareholder litigation, the failure to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002 and those factors which are discussed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, which factors are also incorporated herein by reference.

The Company undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any future disclosure the Company makes in future reports to the SEC.

Ceridian Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ Douglas C. Neve
		Name:	Douglas C. Neve
		Title:	Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).